KAR Auction Services, Inc.
13085 Hamilton Crossing Blvd.
Carmel, IN  46032

July 6, 2018

VIA FEDERAL EXPRESS AND EDGAR
Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 3561
Washington, DC 20549

Re:    KAR Auction Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
        Form 8-K Filed May 8, 2018
File No. 1-34568

Dear Mr. Thompson:
On behalf of KAR Auction Services, Inc. (the “Company”), this letter provides a response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Eric M. Loughmiller, Chief Financial Officer of the Company, dated June 27, 2018 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 21, 2018 (the “2017 10-K”), and current report on Form 8-K, filed with the Commission on May 8, 2018. The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Form 8-K Filed May 8, 2018
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page 8

1.
We note your presentation of free cash flow. Please provide a reconciliation of free cash flow to net cash provided by operating activities and present the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.06 and 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations issued April 4, 2018.

Mr. William H. Thompson
Division of Corporation Finance
July 6, 2018

RESPONSE: The Company confirms that it will not present free cash flow as a non-GAAP financial measure in future filings with the Commission and earnings releases furnished pursuant to Item 2.02 of Current Report on Form 8‑K.

* * * *

If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 249-4254.

Very truly yours,

By:     /s/ Eric M. Loughmiller
Name: Eric M. Loughmiller
Title: Executive Vice President and Chief Financial Officer

cc:	Yolanda Guobadia

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 3561
Washington, DC 20549
Rebecca C. Polak, Esq.
    Chief Legal Officer and Secretary